SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago, December 6, 2017

Mr.

Carlos Pavez Tolosa

Superintendent

Supeintendence of Securities and Insurances

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco,” both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

With respect to the communication sent by the Company as Material Fact (“Hecho Esencial”) on September 8, 2017, the undersigned informs that on the date hereof Arauco do Brasil S.A. (“Arauco Brasil”), a Brazilian subsidiary of Arauco, has completed the purchase from Masisa S.A. (“Masisa”) of all of the equity rights of Masisa do Brasil Ltda. (“Masisa Brasil”).

The value of the abovementioned transaction amounted to US$102,800,000, from which certain sums have been deducted. By virtue of the foregoing, and notwithstanding any potential price adjustment which could apply under the agreement, the amount to be received by Masisa for the sale of all of the equity rights of Masisa do Brasil to Arauco Brasil, is US$58,100,000.

The main assets owned by Masisa Brasil consist of two industrial complexes located in Ponta Grossa (Paraná) and in Montenegro (Rio Grande do Sul). They have a line of MDF boards with an annual installed capacity of 300,000 m3, a line of MDP boards with a current annual installed capacity of 500,000 m3, and four lines of melamine coating, with a total annual installed capacity of 660,000 m3. Therefore, Arauco reaches an installed capacity of approximately 10 million m3, consolidating its position as the second manufacturer on a worldwide scale.

Arauco estimates that this transaction will bring positive effects in the Company’s results, although, at this time, it is not possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange. Casilla 218-V, Valparaíso

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 11, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer